UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

(Former Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Other Events.

On July 1, 2024, noco-noco Inc. has moved its headquarters to 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190.

Financial Statements and Exhibit

Exhibit No.	Description
Exhibit 99.1	Press Release of Unaudited Financial Results for the First Half of 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: July 1, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release of Unaudited Financial Results for the First Half of 2024